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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

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                                  ALUMAX INC.
                           (NAME OF SUBJECT COMPANY)

                             AMX ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                          ALUMINUM COMPANY OF AMERICA
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  022197 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           LAWRENCE R. PURTELL, ESQ.
                          ALUMINUM COMPANY OF AMERICA
                                425 SIXTH AVENUE
                         PITTSBURGH, PENNSYLVANIA 15219
                           TELEPHONE: (412) 553-4545

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                With copies to:
                            J. MICHAEL SCHELL, ESQ.
                            MARGARET L. WOLFF, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

                                 APRIL 1, 1998


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  This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (this
"Amendment") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION

  Items 10(b)-(c) are hereby amended and supplemented as follows:

  On March 31, 1998, the Parent, as the ultimate parent entity of the Purchaser, received a request for additional information (a "Second Request") from the Antitrust Division under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the proposed acquisition of the Company pursuant to the Offer and the Merger. The Second Request extends the waiting period under the HSR Act until ten days after the request is substantially complied with, and no purchase of Shares may be consummated until the waiting period expires. The Parent has been advised that the Company received a civil investigative demand from the Antitrust Division seeking similar information and documents. The Parent and the Company intend to comply with the Antitrust Division's requests for additional information as quickly as possible. In addition, the Merger Agreement provides that so long as it is in effect and any applicable waiting period under the HSR Act has not expired, the Purchaser is obligated to extend the Offer from time to time for a period or successive periods, each not to exceed ten business days after the previously scheduled Expiration Date.

  Following receipt of the Second Request the Parent issued a press release on April 1, 1998, a copy of which is filed herewith as Exhibit (a)(8)(i) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by adding the following Exhibit:

  (a)(8)(i) Press Release issued by the Parent on April 1, 1998.

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                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AMX Acquisition Corp.

                                                   /s/ Richard B. Kelson
                                          By: _________________________________
                                            Name: Richard B. Kelson
                                            Title: Vice President and
                                            Treasurer

Dated: April 1, 1998

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                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Aluminum Company of America

                                                   /s/ Richard B. Kelson
                                          By: _________________________________
                                            Name: Richard B. Kelson
                                            Title: Executive Vice President
                                                 and Chief Financial Officer

Dated: April 1, 1998

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                                 EXHIBIT INDEX

  EXHIBIT                                                   PAGES IN SEQUENTIAL
    NO.                                                      NUMBERING SYSTEM
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
 (a)(8)(i) Press Release issued by the Parent on April 1,
           1998.

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